BUSINESS TRAVEL ACCIDENT QUOTA SHARE REINSURANCE AGREEMENT

ARTICLEPAGE

COVERAGE	2
TERM	2
SPECIAL TERMINATION	3
TERRITORY	4
EXCLUSIONS	4
DEFINITIONS	5
NET RETAINED LIABILITY	6
EXTRA CONTRACTUAL OBLIGATIONS	6
RESERVES AND FUNDING	7
DELAYS, ERRORS, OR OMISSIONS	10
ENTIRE AGREEMENT/AMENDMENTS	10
ACCESS TO RECORDS	10
INSOLVENCY	10
ARBITRATION	11
SEVERABILITY	13
TAXES	13
FEDERAL EXCISE TAX	13
CURRENCY	13
SERVICE OF SUIT	14
COMPLIANCE	15
AGENCY	15
COUNTERPARTS	15
INTERMEDIARY	16
____________________________________

EXHIBIT A -- QUOTA SHARE	18

EXHIBIT B -- PER PERSON EXCESS OF LOSS	20

EXHIBIT C -- PER POLICY AGGREGATE EXCESS OF LOSS	22

ATTACHMENT A

ATTACHMENT B

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

BUSINESS TRAVEL ACCIDENT QUOTA SHARE REINSURANCE AGREEMENT

THIS AGREEMENT is made and entered into by and between PRUDENTIAL INSURANCE COMPANY OF AMERICA, a New Jersey corporation, and/or any subsidiaries or affiliated companies (hereinafter called the "Company") of the one part, and the various Reinsurers as identified by the Participation Pages attaching to and forming a part of this Agreement (hereinafter called the "Reinsurers") of the other part.

The parties hereto agree as hereinbelow, in consideration of the mutual covenants contained in the following Articles and attached Exhibits and upon the terms and conditions set forth therein:

COVERAGE

As respects Exhibit A of this Agreement, the Company will cede to the Reinsurers, and the Reinsurers will accept a 30% quota share participation in respect to all Accidental Death and Dismemberment benefits provided by policies classified by the Company as set forth below.  Additionally, as respects Exhibits B, and C of this Agreement, the Reinsurers will indemnify the Company for losses under all Accidental Death and Dismemberment benefits provided by policies classified by the Company as set forth below:

BUSINESS TRAVEL ACCIDENT INCLUDING BUSINESS TRAVEL ACCIDENT UNDERWRITTEN ON BEHALF OF THE COMPANY BY JOHNSON, ROONEY, WELCH INCORPORATED.

All reinsurance for which the Reinsurers will be obligated by virtue of this Agreement will be subject to the same terms, conditions, interpretations, waivers, modifications, and alterations as the respective policies of the Company to which this Agreement applies, subject always to the terms and conditions of this Agreement.  Nothing herein will in any manner create any obligations or establish any rights against the Reinsurers in favor of any third parties or any persons not parties to this Agreement except as provided in the Insolvency Article.

TERM

With respect to Exhibit A only:  This Agreement will apply to all losses occurring during the 12-month term extending from 12:01 a.m. standard time (as set forth in the Company's policies) on July 1, 2009, to 12:01 a.m. standard time on July 1, 2010, on policies in force as of 12:01 a.m. standard time on July 1, 2009, or written with effective dates during the term of this Agreement.  At Agreement expiration, the Reinsurers will not be liable for any losses occurring on or after the date of Agreement expiration.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

With respect to Exhibits B and C:  This Agreement will apply to all losses occurring on policies written with effective dates during the 12-month term extending from 12:01 a.m. standard time on July 1, 2009, to 12:01 a.m. standard time on July 1, 2010.  At Agreement expiration, the Reinsurers will remain liable for all losses under policies in force until one year from the effective date of the facultative coverage.

With respect to Exhibits A, B, and C:  Notwithstanding the expiration of this Agreement as hereinabove provided, the provisions of this Agreement will continue to apply to all obligations and liabilities of the parties incurred hereunder to the end that all such obligations and liabilities will be fully performed and discharged.

SPECIAL TERMINATION

The Company, at its sole discretion, may terminate any Reinsurer's participation hereon at any time on a run-off or cut-off basis by giving 30 days prior written notice to said Reinsurer upon the happening of any one of the following circumstances:

A.	The Reinsurer has been assigned a S&P rating of less than BBB+ or a Moody's rating of less than Baa3;

B.	The Reinsurer ceases assuming new and renewal accident and health treaty reinsurance;

C.	A state insurance department or other legal authority orders the Reinsurer to cease writing business;

D.
The Reinsurer has become insolvent or has been placed into liquidation or receivership (whether voluntary or involuntary), or there has been instituted against it proceedings for the appointment of a receiver, liquidator, rehabilitator, conservator, or trustee in bankruptcy, or other agent known by whatever name, to take possession of its assets or control of its operations;

E.
The Reinsurer's surplus has been reduced by whichever is greater, either 20% of the amount of surplus at the inception of this Agreement or 20% of the amount at the latest anniversary, or the Reinsurer has lost any part of, or has reduced, its paid-up capital (this provision E. will not apply to Underwriting Members of Lloyd's, London);

F.	The Reinsurer has merged with or has become acquired or controlled by any company, corporation, or individual(s) not controlling the Reinsurer's operations previously;

G.	The Reinsurer has reinsured its entire liability under this Agreement without the Company's prior written consent.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

If said Reinsurer's participation is terminated pursuant to subparagraphs A. through G. above, then the Company, at its sole discretion, may elect to commute the Reinsurer's liability for losses, including loss expense, whether known or unknown, on policies covered under this Agreement.  In the event the Company and the Reinsurer cannot agree upon the capitalized value of the Reinsurer's liability on such policies, the two parties will submit the matter for resolution pursuant to the provisions of the Arbitration Article.

TERRITORY

The territorial scope of this Agreement will follow that of the Company's policies.

EXCLUSIONS

The exclusions applicable to this Agreement will follow the exclusions in the Company's policies.  Additionally, this Agreement does not apply to and specifically excludes the following:

A.	Assumed reinsurance.

B.	Participation in any pool or association of insurers and/or reinsurers.

C.	Travel Card, Charge and Credit Card business.

D.	Airport Coupon and ticket business.

E.	Disability business.

F.	Medical business (other than accident medical).

G.	Professional Sports business.

H.	Loss, claim or liability as excluded per the Company's policies.

I.	American Institute of Certified Public Accountants (AICPA).

J.	Active duty Armed Forces.

K.	Travel Agency business.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

DEFINITIONS

The following terms, wherever used in this Agreement, will have the meanings set forth herein, and will be deemed to refer to the singular, plural, or otherwise inflected forms of such terms, as the context requires.  These definitions will apply to Exhibits A, B, and C, unless otherwise indicated.

A.
"Loss" will mean the amount of any benefit, settlement, award, or judgment, including any claim interest, paid by the Company or for which the Company has become liable to pay including 100% of any claims related extra contractual obligations.  All recoveries and subrogations, which are actually recovered, and inuring reinsurance whether recovered or not, will be deducted from the amount of the loss.  Loss will not include loss expense.

B.
"Loss expense," as respects Exhibit A, will mean all expenses incurred by the Company in the investigation, appraisal, adjustment, litigation and/or defense of claims under policies reinsured hereunder, including court costs, interest accrued prior to and after final judgment, but excluding internal office expenses, salaries, per diem, and other remuneration of regular Company employees.  The Reinsurers will pay their pro rata shares of all loss expense, including a pro rata share of loss expense in addition to their limit of liability under this Agreement as set forth in the Limit of Liability section of the attached Exhibit A, and the Reinsurers will benefit pro rata in all subrogations, discounts, and other recoveries.

C.
"Loss expense," as respects Exhibits B and C, will mean all expenses incurred by the Company in the investigation, appraisal, adjustment, litigation and/or defense of claims under policies reinsured hereunder, including court costs, interest accrued prior to final judgment if included as part of expense on reinsured policies, and interest accrued after final judgment, but excluding internal office expenses, salaries, per diem, and other remuneration of regular Company employees.  Loss expense will be apportioned between the Company and the Reinsurers in proportion to their respective interests as finally determined in addition to the retentions and limits set forth in the attached Exhibits B and C.  However, in the event a verdict or judgment is reduced by an appeal or a settlement, subsequent to the entry of the judgment, resulting in an ultimate saving on such verdict or judgment, or a judgment is reversed outright, the loss expense incurred in securing such final reduction or reversal will be prorated between the Reinsurers and the Company in the proportion that each benefits from such reduction or reversal, and the expenses incurred up to the time of the original verdict or judgment will be prorated in proportion to each party's interest in such verdict or judgment.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

D.	"Policies" will mean all policies, binders, contracts, or agreements of insurance or reinsurance, whether written or oral.

NET RETAINED LIABILITY

The excess of loss layers of this Agreement will apply only to that portion of any insurance or reinsurance that the Company retains net for its own account prior to application of the quota share layer.  Such portion will be used in calculating the amount of loss hereunder as well as the amount in excess of which the excess of loss layers apply.

Exhibit B (Per Person Excess of Loss) of this Agreement will inure, in the following order, to the benefit of: a) Exhibit C (Per Person Aggregate Excess of Loss), b) the Company's Accidental Death and Dismemberment Excess of Loss Reinsurance Agreement AR 15845-09, and then to c) Exhibit A (Quota Share) of this Agreement.

Exhibit C (Per Policy Aggregate Excess of Loss) of this Agreement will inure, in the following order, to the benefit of: a) the Company's Accidental Death and Dismemberment Excess of Loss Reinsurance Agreement AR 15845-09, and then to b) Exhibit A (Quota Share) of this Agreement.

The amount of the Reinsurers' liability hereunder with respect to any loss will not be increased by the inability of the Company to collect from any other reinsurers any amounts that may have become due from them, whether such inability arises from the insolvency of such reinsurers or otherwise.

EXTRA CONTRACTUAL OBLIGATIONS

This Agreement will cover any loss arising from claims related extra contractual obligations, if subject to all the other terms of this Agreement, the Company through written communication, in advance of any action, notifies the Reinsurers of such action.  Recognizing the urgent nature of these communications, the Reinsurers agree to promptly respond.  If a Reinsurer concurs in writing to the actions or decisions proposed by the Company, then that Reinsurer will share in any claims related extra contractual obligations.  If a Reinsurer does not respond promptly, it will be deemed as concurrence with the Company's action or decision.  If a Reinsurer does not concur with the Company on the proposed action, said Reinsurer will remit its share of the loss and with that payment the Reinsurer will be released from its liability as respects that claim.  The amount of loss is defined as the amount of benefit claimed and related loss expense as of the date of the request of the consultation.

"Extra contractual obligations" as used in this Agreement will mean those liabilities not covered under any other provision of this Agreement, which arise from the handling of any claim on business covered hereunder, such liabilities arising because of, but not limited to, the following:  failure to settle within the policy limit, by reason of

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

alleged or actual negligence, fraud, or bad faith in rejecting an offer of settlement, in the preparation of the defense, in the trial of any action against the insured or reinsured, or in the preparation or prosecution of an appeal consequent upon such action.

There will be no recovery hereunder for an extra contractual obligation loss that has been incurred due to fraud committed by a member of the board of directors or a corporate officer of the Company, acting individually, collectively, or in collusion with a member of the board of directors, a corporate officer, or a partner of any other corporation, partnership, or organization involved in the defense or settlement of a claim on behalf of the Company.

The date on which any extra contractual obligation is incurred by the Company will be deemed, in all circumstances, to be the date of the original loss.  Nothing in this Article will be construed to create a separate or distinct loss apart from the original covered loss that gave rise to the extra contractual obligations discussed in the preceding paragraphs.  In no event will the total liability of the Reinsurers exceed their applicable limits of liability as set forth in the Limit of Liability section of the attached Exhibit A and the Retention and Limit sections of the attached Exhibits B and C.

If any provision of this Article will be rendered illegal or unenforceable by the laws, regulations, or public policy of any state, such provision will be considered void in such state, but this will not affect the validity or enforceability of any other provision of this Agreement or the enforceability of such provision in any other jurisdiction.

RESERVES AND FUNDING

A Reinsurer will provide funding under the terms of this Article only if the Company will be denied statutory credit for reinsurance ceded to that Reinsurer pursuant to the credit for reinsurance statutes or regulations in any applicable jurisdiction.  In the event any of the provisions of this Article conflict with or otherwise fail to satisfy the requirements of the appropriate credit for reinsurance statutes or regulations, this Article will be deemed amended to conform to the appropriate statutes or regulations; the intent of this Article being that the Company will be permitted to realize full credit for the reinsurance ceded to the Reinsurers under this Agreement.

As regards policies issued by the Company coming within the scope of this Agreement, the Company agrees that, when it files with the applicable jurisdiction(s) or sets up on its books reserves for policies covered hereunder, which it is required by law to set up, it will forward to the Reinsurers a statement showing the proportion of such reserves applicable to them.  For purposes of this Article, "reserves" will consist of:

A.	Loss and loss expense paid by the Company but not recovered from the Reinsurers;

B.	Loss and loss expense reported and outstanding;

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

C.	An allowance for incurred but not reported losses as carried by the Company on its books; and

D.	Unearned premium (if applicable).

The Reinsurers hereby agree that they will fund such reserves by:

A.	Cash advances;

B.	Trust agreements;

C.	Escrow accounts for the benefit of the Company;

D.	Letters of credit;

or a combination thereof.  The Reinsurers will have the option of determining the method of funding referred to above, provided it is acceptable to the Company and each applicable regulatory authority.

If a Reinsurer's choice of funding is or includes a letter of credit, it will apply for and secure delivery to the Company of a clean, irrevocable, unconditional letter of credit, dated on or before December 31 of the year in which the request is made, issued by a member of the Federal Reserve System or any other bank approved for use by the National Association of Insurance Commissioners' Securities Valuation Office and the Company, containing provisions acceptable to the insurance regulatory authorities having jurisdiction over the Company's reserves in an amount equal to the Reinsurers' proportion of such reserves as shown in the statement prepared by the Company.

Any letter of credit will be issued for a period of not less than one year, and will be automatically extended for one year from its date of expiration or any future expiration date unless 30 days prior to any expiration date the issuing bank notifies the Company by registered mail that the issuing bank elects not to consider the letter of credit extended for any additional period.  An issuing bank, not a member of the Federal Reserve System or not chartered in the state of domicile of the Company, will provide 60 days notice to the Company prior to any expiration in the event of nonextension.

Notwithstanding any other provisions of this Agreement, the Company or its court-appointed successor in interest may draw upon and apply any amounts which it may draw against such letter of credit or trust agreement (pursuant to the terms of the agreement under which the letter of credit or trust agreement is held), or any other method of funding that may apply, at any time without diminution because of the

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

insolvency of the Company or of any Reinsurer for one or more of the following purposes only:

A.	To reimburse the Company for the Reinsurer's share of unearned premium (if applicable) on policies reinsured hereunder on account of cancellations of such policies.

B.	To pay the Reinsurer's share or to reimburse the Company for the Reinsurer's share of any loss reinsured by this Agreement, which has not been otherwise paid.

C.
To make refund of any sum in excess of the actual amount required to pay the Reinsurer's share of any liability reinsured by this Agreement.  As respects funding by trust agreement, only those sums in excess of 102% of the actual amount of the Reinsurer's share of the reserves will be subject to refund.

D.
In the event of nonextension of the letter of credit as provided for above, to establish deposit of the Reinsurer's share of reserves under this Agreement.  Such cash deposit will be held in an interest-bearing account separate from the Company's other assets, and interest thereon will accrue to the benefit of the Reinsurer.

E.	To pay the Reinsurer's share of any other amounts the Company claims are due under this Agreement.

The issuing bank will have no responsibility whatsoever in connection with the propriety of withdrawals made by the Company or the disposition of funds withdrawn, except to ensure that withdrawals are made only upon the order of properly authorized representatives of the Company.

At annual intervals, or more frequently as agreed or as required by any regulatory authority, the Company will prepare, for the sole purpose of amending the funding called for in this Article, a specific statement of the Reinsurers' share of reserves under this Agreement.  If the statement shows that the Reinsurers' share of such reserves exceeds the balance of funding as of the statement date, the Reinsurers will, within 30 days after receipt of notice of such excess, make an adjustment increasing the amount of such funding by the amount of such difference.  If, however, the statement shows that the Reinsurers' share of reserves is less than the balance of funding as of the statement date, the Company will, within 30 days after receipt of written request from the Reinsurers release such excess by making the appropriate adjustment.  Notwithstanding the foregoing, as respects funding by trust agreement, only those sums in excess of 102% of the actual amount of the Reinsurer's share of the reserves will be subject to release, and any increase in the amount of funding by the Reinsurer must bring the total amount of funding to an amount equal to 102% of the actual amount of the Reinsurer's share of the reserves.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

DELAYS, ERRORS, OR OMISSIONS

Any inadvertent delay, error, or omission will not be held to relieve either party hereto from any liability that would attach to it hereunder if such delay, error, or omission had not been made, providing any error or omission will be rectified upon discovery.

ENTIRE AGREEMENT/AMENDMENTS

This Agreement constitutes the entire agreement between the parties.  This Agreement may be altered or amended in any of its terms and conditions by mutual consent of the Company and the Reinsurer by addenda hereto; such addenda will then constitute a part of this Agreement.

ACCESS TO RECORDS

Provided the Company received prior notice and the Reinsurers execute the Company's standard confidentiality agreement upon request, the Reinsurers or their designated representatives will have the right to inspect at any reasonable time, all records of the Company that pertain in any way to this Agreement.

INSOLVENCY

(This Article will apply severally to each reinsured company referenced within the definition of "Company" in the Preamble to this Agreement.  Further, this Article and the laws of the domiciliary state will apply in the event of the insolvency of any company intended to be covered hereunder.  In the event of a conflict between any provision of this Article and the laws of the domiciliary state of any company intended to be covered hereunder, that domiciliary state's laws will prevail.)

In the event of a receivership, the reinsurance recoverables due under this Agreement will be payable by the Reinsurers directly to the receiver, after reasonable provision for verification, on the basis of claims allowed against the insolvent Company by any court of competent jurisdiction having authority to allow such claims or allowed by the receiver as a result of the conclusion of the claim filing, approval, and appeal process before the receiver.  Regardless of any provision in this Agreement or other agreement to the contrary, payment will be made without diminution because of such insolvency or because the receiver has failed to pay all or a portion of any claims.

The receiver of the Company will give or arrange to give to the Reinsurers, written notice of the pendency of a claim against the Company, within a reasonable period of time after the initiation of the receivership.  Failure to give such notice will not excuse the obligation of the Reinsurers unless they are substantially prejudiced thereby.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

The Reinsurers may interpose, at their own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which they may deem available to the Company or its receiver.  The reasonable expense thus incurred by the Reinsurers will be payable, subject to court approval, out of the estate of the insolvent Company as part of the expense of the receivership to the extent of a proportionate share of the benefit which may accrue to the Company in receivership, solely as a result of the defense undertaken by the Reinsurers.

Payments by the Reinsurers will be made directly to the receiver of the Company except where this Agreement or the contract of insurance specifically provides another payee for such reinsurance in the event of the insolvency of the Company.

ARBITRATION

As a condition precedent to any right of action under this Agreement, any dispute (whether during the currency of this Agreement or after expiration or termination of this Agreement) between the Company and the Reinsurer arising out of or in connection with this Agreement, including its formation or actual validity, will be submitted to the decision of a board of arbitration (hereinafter called the "board") composed of two arbitrators and an umpire meeting at a site in Newark, New Jersey unless some other site is mutually agreed by the parties.  The members of the board will be impartial and disinterested, active or former executive officers of life or reinsurance companies or Underwriters at Lloyd's, London.

To the extent not otherwise mutually agreed or provided for in this Article, the procedures and rules applicable to arbitration under the laws of New Jersey, as from time to time set forth, will govern the procedures of the arbitration.  All time limitations stated in this Article may be amended by mutual consent of the parties, and will be amended automatically to the extent made necessary by any circumstances beyond the control of the parties.

All notices in connection with the arbitration will be in writing and sent certified or registered mail, return receipt requested.  The claimant's notice demanding arbitration will reference this Article, will state in particulars all issues to be resolved in its view, and will name the arbitrator appointed by it.  Within 30 days of receipt of the claimant's notice, the respondent will notify the claimant of any additional issues to be resolved in the arbitration and of the name of its appointed arbitrator.

If the respondent fails to appoint its arbitrator within 30 days after having received the claimant's notice demanding arbitration, the claimant is authorized to and will appoint the second arbitrator and will notify the respondent of the name of the arbitrator appointed for it.  The two arbitrators will appoint an umpire before instituting the hearing.  If the two arbitrators fail to agree upon the appointment of an umpire within 30 days after notification of the appointment of the second arbitrator, within 10 days thereafter the claimant will apply to the American Arbitration Association to appoint an

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

umpire.  Notwithstanding the appointment of the umpire by the American Arbitration Association, the arbitration proceedings will not be governed by the American Arbitration Association's commercial arbitration rules, but will be governed by the rules as set out in this Article.  The board will notify the claimant and the respondent of the umpire's identity within 10 days of the umpire's appointment.

The arbitration hearing will commence within 60 days of the appointment of the umpire.  Within 30 days of the date of notice of appointment of the umpire, the claimant and respondent will each submit initial briefs to the board outlining the issues in dispute and the basis and reasons for their respective positions.  Within 10 days after filing of the initial briefs the claimant and the respondent may submit reply briefs.  Initial and reply briefs may be amended by the submitting party at any time, but not later than 10 days prior to the date of commencement of the arbitration hearing.  Reasonable responses will be allowed at the hearing to new material contained in any amendments filed to the briefs but not previously addressed.

Subject to customary and recognized legal rules of privilege, each party will have the obligation to produce as witnesses to the arbitration such of its employees or those of its affiliates as the other party may request, and any documents that the other party may request, providing always that those witnesses and documents be relevant to the issues before the arbitration and provided further that the parties may mutually agree as to further discovery prior to the arbitration.  The board may, at its discretion, request and consider underwriting and placement information provided by the Company to the Reinsurer, as well as any correspondence exchanged by the parties that is related to this Agreement.  Upon the petition of either the claimant or the respondent, the umpire will be the final judge of rules of privilege and as to relevancy of any witnesses and documents.

The board will conduct the hearing and make its award with regard to the terms expressed in this Agreement, the original intentions of the parties to the extent reasonably ascertainable, and the custom and usage of the accident and health insurance and reinsurance business.  At the hearing, evidence will be allowed but the formal rules of evidence will not apply; cross-examination and rebuttal will be allowed.  Within 20 days of the close of the hearing, at their own election or at the request of the board, the claimant and the respondent may submit post-hearing briefs to be considered by the board before making its decision.

The board will make its award within 30 days following the close of the hearing or the submission of post-hearing briefs, whichever is later.  The decision by the majority of the members of the board will be in writing and will be final and binding upon the parties.  The board is empowered to grant interim relief, as it may deem appropriate.  Either the claimant or the respondent may apply to the United States District Court in the Company's state of domicile for an order confirming the award; a judgment of such court will thereupon be entered on the award.  If such an order is issued, the party against whom confirmation is sought will pay the attorneys' fees and court costs the applying party incurs in pursuing the order.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

The claimant and the respondent will each bear the expense of the arbitrator appointed by or for it and will jointly and equally bear the expense of the umpire and any stenographer requested.  The remaining costs of the arbitration proceedings will be allocated by the board.

SEVERABILITY

If any provision of this Agreement will be rendered illegal or unenforceable by the laws, regulations or public policy of any state, such provision will be considered void in such state, but this will not affect the validity or enforceability of any other provision of this Agreement or the enforceability of such provision in any other jurisdiction.

TAXES

The Company will pay all taxes (except Federal Excise Tax) on premiums reported to the Reinsurers on this Agreement.

FEDERAL EXCISE TAX

The Reinsurers will allow for the purpose of paying Federal Excise Tax the applicable percentage of the premium payable hereon (as imposed under Section 4371 of the Internal Revenue Service Code) to the extent such premium is subject to such tax.  In the event of any return of premium, the Reinsurers will deduct the aforesaid percentage from the return premium payable hereon, and the Company or its agent will recover such tax from the United States Government.

CURRENCY

All limits and retentions hereunder are expressed in United States currency, and all payments hereunder will be made in that currency.  For the purposes of this Agreement, amounts paid or received by the Company in currencies other than United States currency will be converted into United States dollars at the actual rates of exchange at which they are entered in the Company's books.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

SERVICE OF SUIT

(This Article applies to Reinsurers domiciled outside the United States of America and/or unauthorized in any state, territory, or district of the United States of America that has jurisdiction over the Company and in which a subject suit has been instituted.  This Article is not intended to conflict with or override the parties' obligation to arbitrate their disputes in accordance with the Arbitration Article.)

In the event of the failure of any Reinsurer hereon to pay any amount claimed to be due hereunder, such Reinsurer, at the request of the Company, will submit to the jurisdiction of a court of competent jurisdiction within the United States.  Nothing in this Article constitutes or should be understood to constitute a waiver of the Reinsurer's right to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States.  The Reinsurer, once the appropriate court is accepted by the Reinsurer or is determined by removal, transfer, or otherwise, as provided for above, will comply with all requirements necessary to give said court jurisdiction.  In any suit instituted against it upon this Agreement, the Reinsurer will abide by the final decision of such court or of any appellate court in the event of an appeal.

Service of process in such suit may be made upon Mendes & Mount, LLP, 750 Seventh Avenue, New York, New York 10019-6829, when such suit is instituted in the state of New York; Mendes & Mount, LLP, 445 South Figueroa, 38th Floor, Los Angeles, California 90071-1601, when such suit is instituted in the state of California; either of the foregoing if the suit is not instituted in New York or California; or another party that the Reinsurer may from time to time designate by informing the Company in writing (hereinafter "agent for service of process").  However, if another party is so designated, the Reinsurer in question recognizes that the laws of the states of New York and California require that service be made on a law firm located in the respective state if a suit is instituted in that state, so that if the alternative agent for service of process designated by the Reinsurer is not located in California as respects a suit instituted in California, or New York as respects a suit instituted in New York, the applicable office of Mendes & Mount stipulated above must be used for service of suit unless the provisions of the final paragraph of this Article apply.

The agent for service of process is authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Company to give a written undertaking to the Company that they will enter a general appearance upon the Reinsurer's behalf in the event such a suit is instituted.

Further, pursuant to any statute of any state, territory, or district of the United States that makes provision therefor, the Reinsurer hereby designates the Superintendent, Commissioner, or Director of Insurance or other officer specified for that purpose in the statute, or the successor or successors in office, as its true and lawful attorney upon

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Company or any beneficiary hereunder arising out of this Agreement, and hereby designates the above named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

COMPLIANCE

The Company and the Reinsurers each represent that to the best of their knowledge and belief they are, and will use their best efforts to continue to be, in substantial compliance in all material respects with all laws, regulations, and judicial and administrative orders applicable to the business reinsured under this Agreement (collectively, the "Law").  This includes the maintenance of an effective anti-money laundering policy to the extent the Company is required to have such a policy in place.  Neither the Company nor the Reinsurers will be required to take any action under this Agreement that would result in either being in violation of the Law, which for purposes of companies subject to U.S. regulation, including the Reinsurers, will include requirements enforced by the U.S. Treasury Department Office of Foreign Asset Control.  The Company and the Reinsurers acknowledge and agree that a claim under this Agreement is not payable if payment would cause the Reinsurers to be in violation of the Law.  Should either of the parties discover a reinsurance payment has been made in violation of the Law, such party will notify the other parties and all parties will cooperate in order to take all necessary corrective actions.  The Company will return the reinsurance payment to the Reinsurer to the extent, and at such time, as permitted by Law.

AGENCY

For purposes of sending and receiving notices and payments required by this Agreement, the reinsured company that is set forth first in the definition of "Company" in the Preamble to this Agreement will be deemed the agent of all other reinsured companies referenced in the Preamble.  In no event, however, will any reinsured company be deemed the agent of another with respect to the terms of the Insolvency Article.

COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together constitute one and the same instrument.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

INTERMEDIARY

Aon Benfield Inc., or one of its affiliated corporations duly licensed as a reinsurance intermediary, is hereby recognized as the Intermediary negotiating this Agreement for all business hereunder.  All communications (including but not limited to notices, statements, premiums, return premiums, commissions, taxes, losses, loss expenses, salvages, and loss settlements) relating to this Agreement will be transmitted to the Company or the Reinsurers through the Intermediary.  Payments by the Company to the Intermediary will be deemed payment to the Reinsurers.  Payments by the Reinsurers to the Intermediary will be deemed payment to the Company only to the extent that such payments are actually received by the Company.

Aon Benfield Inc. will hold any and all funds collected on the Reinsurers' behalf, in a fiduciary capacity, in a qualified United States financial institution.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

Signed this _______8th _____ day of ___July_______________________, 2009______.

PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: ________/s/ John Strangfeld_____________________________________________

Title: _______Chief Executive Officer____________________________________

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

EXHIBIT A
QUOTA SHARE

LIMIT OF LIABILITY

The Company will cede to the Reinsurers, and the Reinsurers will accept, a 30% quota share participation in respect to the business set forth in the Coverage Article of this Agreement.  The limit of liability to the Reinsurers for loss will not exceed $225,000 (30% of $750,000) each person, each policy, plus their proportionate share of loss expense (payable whether or not the Company has paid or has become liable to pay any loss under its policy), subject to an aggregate limit of $3,000,000 (30% of $10,000,000) each accident, each policy, plus their proportionate share of any loss expense (payable whether or not the Company has paid or has become liable to pay any loss under its policy).  Should any loss involve this Exhibit A, the obligation of the Reinsurers will be reinstated immediately and automatically as to any subsequent loss for the full amount of reinsurance as set forth above.

REINSURANCE PREMIUM AND CEDING COMMISSION

The Company will cede to the Reinsurers their proportionate share of the gross earned premium on all policies in force as of July 1, 2009 or written with effective dates during the term of this Agreement, less the premium for reinsurance that inures to the benefit of this Agreement, and less the ceding commission set forth below.

"Gross earned premium" as used in this Agreement will mean the gross earned premium of the Company for the classes of business reinsured hereunder as specified in the Coverage Article.  Gross earned premium for this Exhibit A will not include amounts paid to reinsurers for risks ceded under Exhibit B and/or C and will not include premium for inuring facultative reinsurance.

The Reinsurers will allow the Company a flat ceding commission of 27.5% on the gross earned premium ceded.  The commission will include premium taxes of all kinds (with the exception of Federal Excise Tax, if applicable), local board assessments, and all other expenses and charges whatsoever based on the premium for business ceded under this Exhibit A.

REPORTS AND REMITTANCES

Within 30 days after the close of each quarter, the Company will furnish the Reinsurers with a report consistent with the sample Cession Statement attached to this Agreement at Attachment A.  The report will summarize the gross net earned premium received by the Company, premium ceded less return premium and commission, reinsurance cost, losses paid, loss expense paid, monies recovered, the net balance due

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

either party and such other information as may be required by the Reinsurers for completion of their National Association of Insurance Commissioners interim and/or annual statements.  The net balance will be paid within 15 days of the report being sent.

SETTLEMENTS

The Company will have the right to settle all claims under its policies.  When so requested, however, the Company will afford the Reinsurers, at the Reinsurers' own expense, an opportunity to be associated with the Company in the defense of any claim, suit, or proceeding involving this Exhibit A, and the Company and the Reinsurers will cooperate in every respect in such defense.  All settlements, provided they are within the terms of this Exhibit A, will be binding upon the Reinsurers in proportion to their participation in this Exhibit A.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

EXHIBIT B
PER PERSON EXCESS OF LOSS

RETENTION AND LIMIT

No claim will be made hereunder unless the Company has first sustained a loss of $2,000,000, each person, each policy.  The Reinsurers will then indemnify the Company for the amount of loss in excess of $2,000,000, each person, each policy.  The limit of liability to the Reinsurers will not exceed $3,000,000, each person, each policy, plus their proportionate share of loss expense.  Should any loss involve the reinsurance under this Exhibit B, the obligation of the Reinsurers will be reinstated immediately and automatically as to any subsequent loss for the full amount of reinsurance as set forth above.

REINSURANCE PREMIUM

The Company will pay reinsurance premium under this Exhibit B in the amount of $0.50 per each $1,000 of limits as respects Business Only Travel coverage and $0.75 per each $1,000 of  limits as respects Business and Pleasure Travel coverage (both coverages subject to an age 70 restriction).  As regards all other coverages, the Company will cede to the Reinsurers 100% of the premium on those coverages declared hereunder by the Company and as agreed by the Lead Reinsurer.  "Premium" for this purpose is defined as the premium quoted by the Lead Reinsurer and accepted by the Company.

REPORTS AND REMITTANCES

Within 30 days following the close of each quarter, the Company will furnish the Reinsurers with a report of reinsurance premium due them for that period.  Such report will show and properly set forth the Company's subject net premium as well as contain such other information as may be required by the Reinsurers for completion of their National Association of Insurance Commissioners interim and/or annual statements.  Any balance shown to be due the Reinsurers, according to the quarterly report, will be remitted within 15 days of the report being sent.

LOSS NOTICES AND SETTLEMENTS

The Company will advise the Reinsurers promptly of all losses that, in the opinion of the Company, may involve the Reinsurers under this Exhibit B and of all subsequent developments pertaining thereto that may materially affect the Reinsurers as well.  Inadvertent omission in dispatching the aforementioned notices will in no way affect the obligation of the Reinsurers under this Exhibit B, provided the Company informs the Reinsurers of such omission promptly upon discovery.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

The Company will have the right to settle all claims under its policies.  The settlements, provided they are within the terms of this Exhibit B, will be binding on the Reinsurers in proportion to their participation in this Exhibit B.  When so requested, however, the Company will afford the Reinsurers, at the Reinsurers' own expense, an opportunity to be associated with the Company in the defense of any claim, suit, or proceeding involving this Agreement, and the Company and the Reinsurers will cooperate in every respect in such defense.  Amounts due the Company hereunder in the settlement of loss and loss expense will be payable by the Reinsurers immediately upon being furnished by the Company with reasonable evidence of the amount paid or to be paid in excess of the Company's retention as set forth in the Retention and Limit section of this Exhibit B.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

EXHIBIT C
PER POLICY AGGREGATE EXCESS OF LOSS

RETENTION AND LIMIT

No claim will be made hereunder unless the Company has first sustained a loss of $10,000,000 in the aggregate, each accident, each policy.  The Reinsurers will then indemnify the Company for the amount of loss in excess of $10,000,000 in the aggregate, each accident, each policy.  The limit of liability to the Reinsurers will not exceed $10,000,000 in the aggregate, each accident, each policy, plus their proportionate share of loss expense.  Should any loss involve the reinsurance under this Exhibit C, the obligation of the Reinsurers will be reinstated immediately and automatically as to any subsequent loss for the full amount of reinsurance as set forth above.

REINSURANCE PREMIUM

The Company will pay reinsurance premium under this Exhibit C in the following amounts:

As respects Business Only Travel (no on premises) coverage: $0.20 per each $1,000 of limits;

As respects Business Only Travel (with on premises) or Business and Pleasure Travel:

$0.20 per each $1,000 of limits for rural locations;

$0.30 per each $1,000 of limits for suburban to major city (Boston, New York, Philadelphia, Atlanta, Chicago, Dallas, Los Angeles, San Francisco)  locations;

$0.20 per each $1,000 of limits for suburban to non-major city locations;

$0.40 per $1,000 of limits for major city, other than New York, more than two city blocks away from "landmark" locations;

$0.50 per $1,000 of limits for major city, other than New York, less than two city blocks away from "landmark" locations;

$1.00 per $1,000 of limits for New York City downtown below Chamber Street or midtown between 33rd and 59th Streets locations;

$0.50 per $1,000 of limits for New York City locations other than those described in the preceding subparagraph;

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

As respects Corporate Aircraft (fixed wing, professional pilots):  $0.75 per $1,000 of limits per seat or applicable aggregates.

As regards all other coverages, the Company will cede to the Reinsurers 100% of the premium on those coverages declared hereunder by the Company and as agreed by the Lead Reinsurer.  "Premium" for this purpose is defined as the premium quoted by the Lead Reinsurer and accepted by the Company.

REPORTS AND REMITTANCES

Within 30 days following the close of each quarter, the Company will furnish the Reinsurers with a report of reinsurance premium due them for that period.  Such report will show and properly set forth the Company's subject net premium as well as contain such other information as may be required by the Reinsurers for completion of their National Association of Insurance Commissioners interim and/or annual statements.  Any balance shown to be due the Reinsurers, according to the quarterly report, will be remitted within 15 days of the report being sent.

LOSS NOTICES AND SETTLEMENTS

The Company will advise the Reinsurers promptly of all losses that, in the opinion of the Company, may involve the Reinsurers under this Exhibit C and of all subsequent developments pertaining thereto that may materially affect the Reinsurers as well.  Inadvertent omission in dispatching the aforementioned notices will in no way affect the obligation of the Reinsurers under this Exhibit C, provided the Company informs the Reinsurers of such omission promptly upon discovery.

The Company will have the right to settle all claims under its policies.  The settlements, provided they are within the terms of this Exhibit C, will be binding on the Reinsurers in proportion to their participation in this Exhibit C.  When so requested, however, the Company will afford the Reinsurers, at the Reinsurers' own expense, an opportunity to be associated with the Company in the defense of any claim, suit, or proceeding involving this Agreement, and the Company and the Reinsurers will cooperate in every respect in such defense.  Amounts due the Company hereunder in the settlement of loss and loss expense will be payable by the Reinsurers immediately upon being furnished by the Company with reasonable evidence of the amount paid or to be paid in excess of the Company's retention as set forth in the Retention and Limit section of this Exhibit C.

[Missing Graphic Reference]

AR 16817-09 -- 7/1/09
(07/01/09)

ATTACHMENT A
Prudential Insurance Company of America
Business Travel Accident Quota Share Reinsurance AR 16817
Cession Statement as of [date]

Period Effective [date] - [date]
Exhibit A	Month 1	Month 2	Month 3	Total

Premium:
Gross Earned Premium	$	$	$	$
Less federal excise tax, if applicable	$	$	$	$
Less inuring treaty reinsurance (current rate times NEP)*100%	$	$	$	$
Less inuring facultative reinsurance (100%), as listed below:
a)	$	$	$	$
b)	$	$	$	$
c)	$	$	$
Less reinsurance premium from Exhibits B and C	$	$	$	$
Total Exhibit A Gross Earned Premium
Less Ceding Commission (27.5%)	$	$	$	$
Balance
Quota Share Premium at 30%	$	$	$	$

Loss & Loss Expense:
Total Paid:	$	$	$	$
Total Outstanding:	$	$	$	$
Total Recoveries:	$	$	$	$
Total Incurred:	$	$	$	$

Quota Share Premium	$	$	$	$
Less Total Paid at 30%	$	$	$	$
Less Total Recoveries at 30%	$	$	$	$

Exhibit A - Net Amount to be Remitted/(Remitted)	$	$	$	$

Period Effective [date] - [date]
Exhibit B	Month 1	Month 2	Month 3	Total

Premium:
Net written premium (100%) for accounts as listed below:
a)	$	$	$	$
b)	$	$	$	$
c)	$	$	$	$

Exhibit B - Net Amount to be Remitted/(Remitted)	$	$	$	$

Period Effective [date] - [date]
Exhibit C	Month 1	Month 2	Month 3	Total

Premium:
Net written premium (100%) for accounts as listed below:
a)	$	$	$	$
b)	$	$	$	$
c)	$	$	$	$

Exhibit C - Net Amount to be Remitted/(Remitted)	$	$	$	$

Total Net Amount to be Remitted/(Remitted) - Exhibits A, B, and C	$	$	$	$

ATTACHMENT B

MEMORANDUM
OF
FACULTATIVE REINSURANCE AGREEMENT
DECLARATIONS:	DATE:
A	TO:	B	FROM:
C	This confirms your: AUTHORIZING [ ] From: BINDING [ ] To: Reinsurance in favor of (reinsured):
D	POLICY NUMBER: POLICYHOLDER:
E	COVERAGE PROVIDED:
F	LIMITS PROVIDED: As set out in the Reinsurance Agreement.
G	PARTICIPATION PRO RATA [ ] EXCESS [ ]
DEDUCTIONS FROM PREMIUMS CEDED
H	PREMIUM: ADDITIONAL COMMENTS/REMARKS/PROVISIONS: Reinsurance includes proportional share of loss expenses as set out in Exhibits A, B, and C of the Reinsurance Agreement.

Coverage provided is subject to the provisions shown on the following pages.
SIGNED AND ACCEPTED BY REINSURED:	DATE
ON BEHALF OF REINSURER: ___________________________________________

1)           INTRODUCTION

The liability of the Reinsurers named in this Certificate shall, subject to the terms and conditions of the Certificate, follow that of the Company and, except as otherwise specifically provided in this Certificate, shall be subject to the terms and conditions of the policy(ies) reinsured.  The liability of the Reinsurers for loss shall be limited to the amount(s) specified in Declarations.

2)           COMPANY’S POLICIES, ENDORSEMENTS AND RECORDS

The Company shall, unless otherwise advised, furnish the Reinsurers with a copy of its policy(ies) and all endorsement(s) thereto which in any manner affect this Reinsurance, and shall make available for inspection and place at the disposal of the Reinsurers at reasonable times any of its records relating to this Reinsurance or claims in connections therewith.  The Company shall notify the Reinsurers promptly of any change in the policy(ies) reinsured hereunder, which affects this Certificate.  Any change in the terms or conditions of the Company's policy(ies) subsequent to the effective date of this Certificate shall not increase or extend the Reinsurers' liability hereunder unless such change is made part of this Certificate by endorsement.

3)           EFFECTIVE DATE

The effective date and expiration date of this Certificate shall be as specified in Section 3 of the Memorandum.

4)           WARRANTIES

If this Reinsurance attaches prior to the date of acceptance, the Company warrants that there are no known or reported losses that might be recoverable under this Certificate as of the date that this Reinsurance is accepted.

5)           CLAIMS AND SETTLEMENTS – NOTICE

The Company shall promptly notify the Reinsurers in writing, of any occurrence, accident, event or circumstance, and any developments subsequent thereto, which in the opinion of the Company, without regard to consideration of liability, could reasonably involve this Certificate of Reinsurance.

6)           CLAIMS AND SETTLEMENTS – OBLIGATIONS/DUTIES

The Company has the obligation and duty to investigate and defend claims or suits affecting this Reinsurance and to pursue such claims or lawsuits to a final determination.  While the Reinsurers do not undertake to investigate or defend claims or suits they shall nevertheless have the right and shall be given the opportunity, at their request, with the full cooperation of the Company, to appoint counsel at their own expense and to become associated with the Company and the Company's representatives in the defense of any claims, suits, or proceeding involving this Certificate of Reinsurance.

7)           CLAIMS AND SETTLEMENTS – SETTLEMENT

All loss settlements made by the Company providing they are within the term(s), condition(s), and limit(s) of the original policy(ies) and within the term(s), condition(s), and limit(s) of this Certificate of Reinsurance, shall be binding on the Reinsurers.  Should the Company's policy limit include expenses, the Reinsurers' maximum limit of liability shall be as stated in Memorandum.

8)           PREMIUM TAXES

The Company will be liable for all taxes on premiums ceded to the Reinsurers under this Certificate.

9)           INSOLVENCY

In the event of the insolvency of the Company:  Reinsurance under the Certificate shall be payable by the Reinsurers on the basis of the liability of the Company without diminution because of such insolvency, directly liable to the Company or its liquidator, receiver, conservator or statutory successor, except as otherwise provided by law.  The Reinsurers shall be given prior written notice of the pendency of each claim which may involved the Reinsurance afforded by the Certificate within a reasonable time after such claim is filed for insolvency proceedings.  The Reinsurers shall have the right to investigate each such claim and interpose at its (their) own expense, in the proceedings where the claim is to be adjudicated, any defense which it (they) may deem available to the Company or its liquidator, receiver, conservator, or statutory successor.  The expense thus incurred by the Reinsurers shall be chargeable, subject to court approval, against the insolvent Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurers.  Offset between the Reinsurers and the Company will be subject to applicable law.

10)	A.	Arbitration Location. As set out in the Reinsurance Agreement.

B.	Selection and Qualifications of Arbiters. As set out in the Reinsurance Agreement.

C.	Submission of Case. As set out in the Reinsurance Agreement.

D.	Finality of Decision. As set out in the Reinsurance Agreement.

11)           DEFINITIONS:

As used in the Certificate of Reinsurance, the following terms shall mean:

Quota Share placement - The Company and Reinsurers define a limit of liability and share losses and premium for that limit according to a pre-determined percentage.

Excess of Loss – The limits of liability of the Reinsurers applies only to that portion of loss settlement(s) in excess of the applicable Company retention(s).

12)           CHANGES IN CERTIFICATE:

The terms of this Certificate shall not be waived or changed except by endorsement(s) issued to form a part hereof, executed by a duly authorized representative of the Reinsurers.

13)           ENTIRE AGREEMENT; INTERPRETATION:

With respect to the business being reinsured hereunder, (i) this Agreement constitutes the entire agreement between the parties, and (ii) there are no understandings or agreements between the parties other than those expressed in this Agreement.  Any change to or modification of this Agreement will be made by written amendment to this Agreement and signed by the parties hereto.

This Agreement is between sophisticated parties, each of which has reviewed the Agreement and is fully knowledgeable about its terms and conditions.  The parties therefore agree that this Agreement shall be construed without regard to the authorship of the language and without any presumption or rule of construction in favor of either of them.